October 25, 2010

Via Edgar and by Fax

Mr. David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-3628

Re:	Res-Care, Inc.
Schedule TO-T/13E-3
Filed on October 7, 2010
Amendment No. 1 to Schedule TO-T/13E-3
Filed on October 13, 2010
Filed by Onex Rescare Acquisition, LLC et al.
File No.: 005-49827

Dear Mr. Orlic:

This letter is submitted on behalf of Onex Rescare Acquisition, LLC (the “Purchaser”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Purchaser’s Tender Offer Statement and Rule 13-3 Transaction Statement on Schedule TO-T/13E-3, filed October 7, 2010 and Amendment No. 1 to Schedule TO-T/13E-3, filed October 13, 2010 (File No. 005-49827), as set forth in your letter to Robert M. Le Blanc dated October 18, 2010.

We are today filing Amendment No. 2 to Schedule TO/13E-3 via EDGAR, which incorporates the modifications to our Schedule TO-T/13E-3 described below in response to the Staff’s comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Purchaser’s response.

Schedule TO-T/13E-3

General

1.                                      Given the affiliation of the following entities with Onex Rescare Acquisition, LLC and Res-Care, Inc., it appears that they should each be named as filing persons on Schedule 13E-3:  Onex Corporation, Onex American Holdings GP LLC, Onex Partners GP LP, Onex Partners III GP LP, and Onex Partners GP Inc.  Please include these entities as filing persons, or provide us with your analysis as to why this is not necessary.

Please see Question 101.02 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations.

The Purchaser has revised the Schedule TO-T/13E-3 to include each of Onex Corporation, Onex American Holdings GP LLC, Onex Partners GP LP, Onex Partners III GP LP, and Onex Partners GP Inc. as filing persons on Schedule 13E-3.

2.                                      Each filing person added pursuant to the prior comment must individually comply with the filing, dissemination and disclosure requirements of the schedule.  Therefore, you will need to revise the disclosure to include all of the information required by the schedule and its instructions for all filing persons.  This includes, but is not limited to, the fairness determination required by Item 1014(a) of Regulation M-A; the purposes for, alternatives considered to, and reasons for undertaking the going private transaction; and interests in securities of the subject company, including securities transactions during the past 60 days.  This would also include the information set forth on Schedules A and C.  See Question and Answer No. 5 of SEC Release No. 34-17719 (April 13, 1981).

The Purchaser has revised the Schedule TO-T/13E-3 to the extent necessary to comply with the filing, dissemination and disclosure requirements of the schedule and its instructions for all filing persons.

3.                                      Please revise to include Onex Corporation as a co-bidder, or advise us.  Please refer to section II.D.2. of the Division’s Current Issues and Rulemaking Projects Outline (November 14, 2000).

In connection with the transactions covered by the Schedule TO-T/13E-3, Onex Partners III LP will become the sole member of Purchaser and is expected to provide the funds necessary for the Purchaser to consummate the tender offer.  It is anticipated that Onex Partners III LP will have control of more than 50% of the voting power of Res-Care, Inc. following the consummation of the second-step share exchange transaction.  Onex Partners III LP is a private equity fund that is managed for the benefit of its limited partners, including Onex Corporation, which limited partners may or may not be shareholders of Onex Corporation.  Accordingly, Onex Partners III LP has been added as a co-bidder for purposes of the Schedule TO-T/13E-3.

Offer to Purchase for Cash

Summary Term Sheet, page 1

4.                                      You state that the purchaser and its affiliates own approximately 12.6% of the outstanding shares.  Please revise to state that you own 24.9%.

The Purchaser has revised the Summary Term Sheet to reflect this comment.

Background, page 8

5.                                      On page 10, you refer to the termination of rollover commitment letters, but you have not described the circumstances under which the letters were executed in the first instance.  Please revise your disclosure.

The Purchaser has revised the disclosure to describe the circumstances under which the rollover commitment letters were executed in the first instance.

6.                                      Please briefly disclose the proposals and counterproposals made by the parties on August 27, August 28, September 3 and September 5.

The Purchaser updated its disclosure to more fully describe the proposals and counterproposals made by the parties on August 27, August 28, September 3 and September 5, 2010.

7.                                      On page 12, you disclose that Onex became aware of an offer at a higher price by Company A.  Please disclose that price.

The Purchaser has modified its disclosure to include the higher price indicated by Company A.

Purpose of and Reasons for the Offer, page 13

8.                                      State the reasons for undertaking the transaction at this time.  The disclosed reasons do not appear to address the timing of the transaction.  See Item 1013(c) of Regulation M-A.

The Purchaser has added disclosures stating the reasons for undertaking the transaction at this time.

Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange, page 14

9.                                      Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination.  A listing of the factors considered by the filing persons, without a discussion of how the factors relate to the determination that the transaction is fair to the unaffiliated stockholders, is not responsive to the requirements of Item 1014(b) of Regulation M-A.

We acknowledge the Staff’s comment and respectfully submit that we believe the existing disclosure of the material factors forming the basis of each party’s fairness determination, which describes each factor in reasonable detail and indicates whether each factor had a positive or negative effect on the determination, is sufficient in this regard.

10.                               Please provide the information regarding the affiliates’ interest in net book value and net earnings of the subject company.  See Instruction 3 to Item 1013 of Regulation M-A.

Information regarding the affiliates’ interest in net book value and net earnings of the subject company in accordance with Instruction 3 to Item 1013 of Regulation M-A has been added.

11.                               Please clarify your disclosure as to why the Onex Investors did not consider net book value to be a useful indicator of Target’s value.  The mere fact that net book value is “an accounting concept” or “indicative of historical costs” does not preclude the analysis.

The disclosure as to why the Onex Investors did not consider net book value to be a useful indicator of Target’s value has been clarified.

12.                               You state that you did not consider the liquidation value of Target, because you have no plans to liquidate target.  However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it.  See Instruction 2 to Item 1014 of Regulation M-A.  Please revise.

The disclosure has been revised to identify additional reasons why the Onex Investors did not consider liquidation value in making their fairness determinations.

The Share Exchange Agreement, page 17

13.                               We note your statements that the Share Exchange Agreement and the description of that agreement are not intended to modify or supplement any factual disclosures about Target in public reports filed with the Commission and are not intended to be, and should not be relied upon as, disclosures regarding facts and circumstances relating to Target.  The Share Exchange Agreement was filed as an exhibit to a publicly filed document.  Please revise to remove the implication that the agreement and summary do not constitute public disclosure.

The Purchaser has modified its statements regarding the Share Exchange Agreement and the description thereof to remove the implication that the agreement and summary do not constitute public disclosure of the terms and conditions of such agreement.

Related Party Transactions, page 30

14.                               Regarding the Rollover Investors, please disclose each Rollover Investor’s share ownership before and after the Share Exchange Agreement is consummated.  Disclose whether the “other members of management” who will be permitted to roll over shares includes directors.

The Purchaser added a tabular summary of each Rollover Investor’s current share ownership and anticipated share ownership following consummation of the share exchange, and indicated that the other directors will not be permitted to roll over shares.

Terms of the Offer, page 31

15.                               We note that the purchaser reserves the right to transfer or assign the right to purchase the shares tendered in the offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional, offer materials and to extend the term of the offer.

The Purchaser confirms its understanding that any entity to which it assigns the right to purchase shares in this offer must be included as a bidder in this offer.

Acceptance for Payment and Payment for Shares, page 33

16.                               We note the disclosure indicating that you will pay for shares validly tendered, and return any Shares not accepted for payment, “as soon as practicable” and “as promptly as practicable,” respectively, after expiration of the offer.  Rule 14e-1(c) requires that you take such actions “promptly” upon expiration or termination of the offer.  Please revise here and throughout the document, as necessary.

The Purchaser has revised the Schedule TO/13E-3 to change all applicable instances of “as soon as practicable” and “as promptly as practicable” to “promptly” to conform to the requirements of Rule 14e-1(c).

Source and Amount of Funds, page 45

17.                               We note that you may obtain the funds to purchase shares through borrowing(s) from third parties.  Please provide the information required by Items 1007 and 1016(b) of Regulation M-A with respect to such borrowings, or confirm that you will amend your tender offer materials to do so once you have finally determined your source of funds for this transaction.

The disclosure has been modified to indicate that the funds necessary to consummate to the tender offer are anticipated to be obtained from affiliates of the Purchaser, and that it is anticipated that any additional funds necessary to consummate the second-step share exchange will be obtained via third party financing.  The Purchaser confirms that it will amend the Schedule TO/13E-3 to provide the information required by Items 1007 and 1016(b) once definitive agreements setting forth the terms of any third party financing are available.

Conditions to the Offer, page 46

18.                               Please clarify that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.  We note in particular language appearing in the final paragraph of this section and on page 11 of the Letter of Transmittal.

We acknowledge the Staff’s comment and respectfully submit that the conditions may or may not be satisfied prior to the expiration of the offer, and to the extent that such conditions are not so satisfied or waived, the offer would expire without acceptance and the Purchaser would be under no obligation to accept the shares for payment.

19.                               In clause (ii) of the first paragraph of this section, please definitively identify which third party consents are conditions to the offer.

No third party consents are conditions to the offer.  Accordingly, the reference to the existence of such consent requirements has been deleted.

20.                               You state that offer conditions may be asserted by the purchaser regardless of the circumstances giving rise to any such condition, including actions or inactions by the purchaser.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise to eliminate any implication that offer conditions are within the control of the offeror.

The disclosure has been revised to eliminate the implication that the offer conditions are within the control of the offeror.

Schedule A

21.                               Please provide the information on this schedule for all filing persons.

The Purchaser has provided the information on Schedule A for all the filing persons.

22.                               Please list the starting and ending dates for all employment during the past five years.  See Item 1003(c)(2).  Please also provide all other information set forth in Item 1003(c)(2).

The Purchaser has listed the starting and ending dates for all employment during the past five years in accordance with Item 1003(c)(2).  In addition, the Purchaser has revised Schedule A to provide all other information required by Item 1003(c)(2).

23.                               Please provide disclosure for all directors and executive officers of Purchaser, or confirm that Mr. Le Blanc is the only such person.

The Purchaser confirms that Purchaser has no executive officers and that Mr. Le Blanc is its sole director.

Schedule B

24.                               Please disclose share ownership figures on this schedule, in order to enable investors to fully understand your organizational structure.

The Purchaser has disclosed the share ownership figures on Schedule B.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (212) 836-8201 or my partner Thomas Yadlon at (212) 836-7166 with any further comments or questions.

Sincerely,

/s/ Joel I. Greenberg
Joel I. Greenberg